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                                                                     EXHIBIT 4.4
                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN




        Pursuant to ARTICLE XV Amendment and Termination, the Plan is hereby amended as follows:

        10.     CASH OPTION

        [X]     (a)     The Employer may permit a Participant to elect to defer
                        to the Plan, an amount not to exceed 100% of any Employer paid cash bonus made for such Participant for any year. A Participant must file an election to defer such contribution at least fifteen (15) days prior to the end of the Plan Year. If the Employee fails to make such an election, the entire Employer paid cash bonus to which the Participant would be entitled shall be paid as cash and not to the Plan. Amounts deferred under this section shall be treated for all purposes as Elective
                        Deferrals. Notwithstanding the above, the election to defer must be made before the bonus is made available to the Participants.

The effective date of this amendment is January 1, 2001.




                                      Safeguard Scientifics, Inc.



Date                                                      Trustee